Mail Stop 7010
      February 14, 2006



Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
12333 West Olympic Boulevard
Los Angeles, CA 90064-1021


	RE:	Teledyne Technologies Incorporated
      Form 10-K for the year ended January 2, 2005
		Filed March 2, 2005
      File #1-15295


Dear Mr. Schnittjer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at
(202) 551-3747 or, in her absence, to the undersigned at (202)
551-
3768.



                                                Sincerely,



							John Cash
								Accounting Branch Chief
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